-----------------------------------------------------------------------------------------------------------------------------------
     SEC1746 (2-98)  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         ---------------------------------
                                                                                  OMB APPROVAL
                                                                         ---------------------------------
                                                                         OMB NUMBER: 3235-0145
                                                                         ---------------------------------
                        UNITED STATES                                    EXPIRES:  OCTOBER 31, 2002
              SECURITES AND EXCHANGE COMMISSTION                         ---------------------------------
                     WASHINGTON, DC 20549                                ESTIMATED AVERAGE BURDEN
                                                                         HOURS PER RESPONSE . . . 14.9
                                                                         ---------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  Bigmar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   089893 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Cynthia R. May
                                Harold C. Baldauf
                                Janet A. Baldauf
                                   GRQ, L.L.C.


                                 95 Midland Road
                             Saginaw, Michigan 48603

                                 (989) 797-5502
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e) 140.13s-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of he schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No. 089893 10 1                                                                      Page  2 of 11

-----------------------------------------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).

       Cynthia R. May
--------------------------------------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                           (b)   [X]
--------------------------------------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------------------------------------

4.     SOURCE OF FUNDS Not applicable
--------------------------------------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)                                                                              [ ]

--------------------------------------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States
--------------------------------------------------------------------------------------------------------------

                         7.  SOLE VOTING POWER:                                           6,610,155
          NUMBER OF      ------------------------------------------------------------------------------------
           SHARES
        BENEFICIALLY     8.  SHARED VOTING POWER:                                             1,200
          OWNED BY       -------------------------------------------------------------------------------------
            EACH
          REPORTING      9.  SOLE DISPOSITIVE POWER:                                      6,610,155
         PERSON WITH     -------------------------------------------------------------------------------------

                         10. SHARED DISPOSITIVE POWER:                                        1,200
--------------------------------------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                         6,611,355
--------------------------------------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  52%
--------------------------------------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------------------------------------


CUSIP No. 089893 10 1                                                                      Page  3 of 11

-----------------------------------------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons
      (entities only).

      Harold C. Baldauf
-------------------------------------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                          (b)   [X]
-------------------------------------------------------------------------------------------------------------

3.    SEC USE ONLY
-------------------------------------------------------------------------------------------------------------

4.    SOURCE OF FUNDS N/A
-------------------------------------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]
-------------------------------------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: United States
-------------------------------------------------------------------------------------------------------------

                        7.    SOLE VOTING POWER:                                               0
         NUMBER OF      -------------------------------------------------------------------------------------
          SHARES
       BENEFICIALLY     8.    SHARED VOTING POWER:                                         3,000
         OWNED BY       --------------------------------------------------------------------------------------
           EACH
         REPORTING      9.    SOLE DISPOSITIVE POWER:                                  4,923,539
        PERSON WITH     --------------------------------------------------------------------------------------

                        10.   SHARED DISPOSITIVE POWER:                                    3,000
-------------------------------------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                       4,926,539
-------------------------------------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES [ ]
-------------------------------------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  43.9%
-------------------------------------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON: IN
-------------------------------------------------------------------------------------------------------------



CUSIP No. 089893 10 1                                                                      Page  4 of 11

-----------------------------------------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).

       Janet A. Baldauf
--------------------------------------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                           (b)   [X]
--------------------------------------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------------------------------------

4.     SOURCE OF FUNDS N/A
--------------------------------------------------------------------------------------------------------------

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]
--------------------------------------------------------------------------------------------------------------

6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States
--------------------------------------------------------------------------------------------------------------

          NUMBER OF           7.    SOLE VOTING POWER:                                           333,333
           SHARES             --------------------------------------------------------------------------------
        BENEFICIALLY
          OWNED BY            8.    SHARED VOTING POWER:                                           3,000
            EACH              --------------------------------------------------------------------------------
          REPORTING
         PERSON WITH          9.    SOLE DISPOSITIVE POWER:                                    5,256,872
                              --------------------------------------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:                                      3,000
--------------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                               5,259,872
--------------------------------------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES [ ]
--------------------------------------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  46.9%
--------------------------------------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------------------------------------



CUSIP No. 089893 10 1                                                                      Page  5 of 11

-----------------------------------------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons
      (entities only).

      GRQ, L.L.C.
-------------------------------------------------------------------------------------------------------------


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)   [ ]
                                                                                          (b)   [X]
-------------------------------------------------------------------------------------------------------------

3.    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------

4.    SOURCE OF FUNDS Not applicable
-------------------------------------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]
-------------------------------------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: Not Applicable
-------------------------------------------------------------------------------------------------------------

         NUMBER OF      7.    SOLE VOTING POWER:                                           184,266
          SHARES        -------------------------------------------------------------------------------------
       BENEFICIALLY
         OWNED BY       8.    SHARED VOTING POWER:                                               0
           EACH         -------------------------------------------------------------------------------------
         REPORTING
        PERSON WITH     9.    SOLE DISPOSITIVE POWER:                                      184,266
                        -------------------------------------------------------------------------------------

                        10.   SHARED DISPOSITIVE POWER:                                          0
-------------------------------------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                           184,266
-------------------------------------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.6%
-------------------------------------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON:   00
-------------------------------------------------------------------------------------------------------------


CUSIP No. 089893 10 1                                             Page  6 of 11

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Initial Schedule 13D") filed jointly on May 23, 2002 by Cynthia R. May, Harold
C. Baldauf and Janet A. Baldauf with respect to the common stock, $.001 per value (the "Common Stock") of Bigmar, Inc. (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Initial 13D.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         Item 2 is hereby amended by the addition of the following entity as a reporting person:

         GRQ is a Michigan limited liability company, which maintains its principal office at 95 Midland Road, Saginaw, Michigan 48603. Ms. May and H. Baldauf each own 50% of the membership interests in GRQ and are the two member-managers of this company.

         During the last five years, GRQ has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         For purposes of the Initial 13D and this Amendment No. 1, the reference to "Reporting Persons" shall include GRQ.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 is hereby amended by the addition of the following immediately after the third sentence of the fifth paragraph of such item in the Initial 13D:

         On June 24, 2002, Ms. May filed a Notice of Dismissal of her appeal from the Delaware Judgment on the grounds that the appropriate forum for determination of all rights with respect to the Common Stock held by Jericho was now the Action. A copy of the Notice of Dismissal is attached as Exhibit 99.7 hereto.

         Item 4 is hereby further amended by the addition of the following at the end of the text set forth in such item in the Initial 13D:

         On December 18, 2002, Ms. May, on behalf of GRQ, made a written demand (the "Demand") upon the Issuer for inspection and copying of the current list of stockholders of the Issuer pursuant to Section 220 of the Delaware General Corporation Law. As represented therein, the purpose of the Demand is to enable GRQ to communicate with other shareholders of the Issuer with respect to (1) the decline in shareholder value and asserted mismanagement and other acts of misconduct on the part of the incumbent management of the Issuer; (2) the noticing and holding of an annual or special meeting of stockholders of the Issuer; and (3) the possible sale of the Issuer's Common Stock and the valuation of such stock for sale. A copy of the GRQ demand letter to the Issuer dated December 18, 2002, is attached as Exhibit 99.8 hereto. As of the date of filing of this Amendment No. 1, the Issuer had not responded to the Demand.

CUSIP No. 089893 10 1                                             Page  7 of 11

         The Demand was prompted by the belief of the Reporting Persons that, during the period from April 2002 to the present, when the Issuer has been under the control of the incumbent executive officers and members of the board of directors (the "Incumbent Management"), the Issuer has experienced a significant deterioration in its financial condition and viability as a going concern, and that certain members of the Incumbent Management have engaged in acts, practices and courses of conduct that, in the opinion of the Reporting Persons, constitute mismanagement, breaches of fiduciary duty, and other misconduct in the operation of the Issuer.

         Specifically, during the time it has been controlled by the Incumbent Management, the Issuer has to date failed to file with the Securities and Exchange Commission its annual report on Form 10-K for the year ended December 31, 2001. To date, the Issuers have also failed to file quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002. With the exception of Forms 8-K filed on April 19, 2002, and May 1, 2002, reporting on the removal of Ms. May as president and secretary of the Issuer and the resignation from the Issuer's board in April 2002 of Ms. May and three other U.S.-based, non-management directors, the Issuer has not filed any current reports on Form 8-K to disclose material corporate developments respecting the Issuer.

         Among other things, information has come to the attention of the Reporting Persons that a principal customer of the Issuer on June 11, 2002, notified the U.S. Food and Drug Administration of a voluntary recall due to product mislabeling of a supply of pharmaceuticals provided to the customer by one of the Issuer's Swiss subsidiaries for resale and distribution. To the knowledge of the Reporting Persons, this recall and its impact on the Issuer's financial condition and operations have not been disclosed to public investors.

         The Reporting Persons have further become aware from representations set forth in a Schedule 13D filed on October 2, 2002 by John J. Tramontana, the Issuer's Chairman and Chief Executive Officer (the "Tramontana 13D"), that Mr. Tramontana obtained a judgment from a Swiss court against one of the Issuer's Swiss subsidiaries, Bigmar Pharmaceuticals, S.A. ("Bigmar SA") for the equivalent of approximately $1,325,000 claimed to be owed to him by Bigmar SA. According to a translation of a Swiss writ of execution dated February 28, 2002, annexed to the Tramontana 13D, the writ in favor of Mr. Tramontana as ostensible creditor of Bigmar SA was served on himself as president of Bigmar SA, and was not contested or appealed by Bigmar SA. This judgment was concealed from Ms. May and the three other U.S.-based, non-management directors of the Issuer who were then serving as members of a Status Quo Board of Directors of the Issuer under an Order by the Chancery Court in the Delaware Litigation.

         To the knowledge of the Reporting Persons, the Issuer has never disclosed the existence of this insider self-dealing conduct or its financial impact on the Issuer, and the judgment was kept secret from public investors for over seven months until revealed in the Tramontana Schedule 13D.

         The Reporting Persons have received information further indicating that the Issuer has closed its principal office in the U.S. located in Johnstown, Ohio, and ceased conducting stability studies for its pharmaceutical products at this site. It had been represented to Ms. May and the three other U.S.-based, non-management directors when they were serving on the Status Quo Board of Directors of the Issuer that the maintenance of these studies was a requirement to permit continued shipments of the Issuer's pharmaceutical products into the U.S. from its Swiss manufacturing facilities. To the knowledge of the Reporting Persons, no disclosure of this development has been made by the Issuer or of its impact on the Issuer's financial condition and operations.

CUSIP No. 089893 10 1                                             Page  8 of 11

         Moreover, while controlled by the Incumbent Management, the Issuer has failed to notice and convene a stockholders meeting although one has not been held for over two years. In the opinion of the Reporting Persons, this failure to hold a meeting for the election of directors has served to perpetuate and entrench the Incumbent Management and avoid accountability for the misconduct of certain of its members.

         The Reporting Persons have also received information indicating that, despite the significant decline in market price for the Issuer's Common Stock during the period it has been under the control of the Incumbent Management, they have refused to consider expressions of interest on the possible acquisition of the Issuer at a potential premium by one or more players in the pharmaceutical industry. As a result, the Reporting Persons desire to communicate with other shareholders concerning the possible sale of such holders' Common Stock to a potential acquirer, along with the Common Stock which the Reporting Persons beneficially own.

         Because the Reporting Persons believed that they might be constrained by the Order issued in the Action from discussing or negotiating with an potential acquirer of the Common Stock they beneficially own, Ms. May and H. Baldauf, on November 18, 2002, filed an emergency motion with the District Court (the "Emergency Motion"), seeking modification or clarification of the Order that would, inter alia, (a) permit any of the members of Jericho to explore a potential sale of the Common Stock owned by Jericho or Baldauf and to negotiate with potential purchasers, and (b) subject any sale of such Common Stock to approval of the District Court. A copy of the Emergency Motion is attached as
Exhibit 99.9 hereto. As of the date of filing of this Amendment No. 1, no decision has been rendered by the District Court on the Emergency Motion.

         As described above, the Reporting Persons, subject to approval of the District Court through modification or clarification of the Order, may seek to dispose of some or all of the Common Stock owned or controlled by them. Except as set forth above, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of such securities;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (d) Any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

CUSIP No. 089893 10 1                                             Page  9 of 11

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j)      Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons intend to continue to review and evaluate their investment in the Issuer on the basis of various factors, including such information as may be available to them concerning the Issuer's management, business, results of operations, financial condition and future prospects, conditions in the securities markets, general economic and industry conditions and individual tax and other portfolio considerations. Based upon such review, the Reporting Persons may take such action as they deem appropriate in light of the circumstances existing from time to time. In this connection, the Reporting Persons may, subject to such factors as they deem relevant, purchase or otherwise acquire additional shares of Common Stock from time to time in the open market or in privately negotiated transactions or otherwise; or sell or otherwise dispose of such shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise, subject to compliance with the Order, as it may be modified or clarified. Finally, based upon their continuing review and evaluation of their investment in the Common Stock and subject to compliance with the Order, as it may be modified or clarified, the Reporting Persons may, in the future, elect to take other actions which may have the purpose of influencing and controlling the direction of the management and policies of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5 is hereby amended by the addition of the following immediately after the fourth paragraph of such item in the Initial 13D:

         GRQ is the direct beneficial owner of 184,266 shares of the Issuer's Common Stock over which it has both dispositive and voting power. GRQ would thus be deemed the beneficial owner of 1.6% of the outstanding Common Stock of the Issuer (based on the Issuer's Quarterly Report on Form 10-Q for the quarter ending September 30, 2001, which is the last report filed by the Issuer reflecting the outstanding shares of Common Stock, as adjusted by additional issuances of Common Stock by the Issuer, which are known by the Reporting Persons to have occurred subsequent to the September 30, 2001 Quarterly Report).

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO THE SECURITIES OF THE ISSUER.
         --------------------------------

         Item 6 is hereby amended by the addition of the following at the end of such item in the Initial 13D:

CUSIP No. 089893 10 1                                             Page 10 of 11

         The Reporting Persons have entered into an Amended Joint Filing Agreement dated January 8, 2003, for the purpose of including GRQ as a joint filer of the Initial 13D and amendments thereto. A copy of the Amended Joint Filing Agreement is attached as Exhibit 99.10 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         EXHIBIT NO.                        DESCRIPTION

           99.7 Notice of Dismissal of Cynthia R. May filed June 24, 2002, In re Bigmar, Inc. Section 225 Litigation, No. 203,2002 (DE S.Ct)

           99.8          Letter from GRQ, LLC to Bigmar, Inc. dated December 18,
                         2002

           99.9 Defendant-Counter-Plaintiffs' Emergency Motion for Relief from May 13, 2002 Order Relating to Preliminary Injunction, dated November 18, 2002,
                         Tramontana v. May, et. al., Civil Action No. 02-10012 (E.D. MI)

           99.10         Amended Joint Filing Agreement dated January 8, 2003.

CUSIP No. 089893 10 1                                             Page 11 of 11


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  January 8, 2003

                                            /s/ CYNTHIA R. MAY
                                            ------------------------------------
                                            Cynthia R. May

                                            /s/ HAROLD C. BALDAUF
                                            -----------------------------------
                                            Harold C. Baldauf

                                            /s/ JANET A. BALDAUF
                                            -----------------------------------
                                            Janet A. Baldauf

                                            GRQ, L.L.C.


                                            By: /s/ CYNTHIA R. MAY
                                                --------------------------------
                                                Cynthia R. May
                                                Member-Manager